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                           December 20, 2021

       Anthony K. McDonald
       Chief Executive Officer
       CEA Industries Inc.
       385 South Pierce Avenue, Suite C
       Louisville, Colorado 80027

                                                        Re: CEA Industries Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed December 15,
2021
                                                            File No. 333-261648

       Dear Mr. McDonald:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Gary
Guttenberg at (202) 551-6477 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Andrew Hudders